Exhibit 1

Perion Closes Acquisition of Grow Mobile

Tel Aviv and San Francisco – July 16, 2014 – Perion Network Ltd. (NASDAQ: PERI) today announced it has closed on the acquisition of Grow Mobile, Inc. This acquisition extends Perion’s offerings in mobile advertising, enabling app developers to buy, track, optimize, and scale advertising campaigns from a single dashboard.

“This acquisition accelerates our position as a leader in the management of mobile advertising campaigns,” said Tomer Pascal, General Manager of Perion Lightspeed. “By incorporating Grow Mobile into our portfolio of solutions, we are providing app developers with a robust toolset to build and manage their mobile offerings.”

About Grow Mobile, Inc.

Grow Mobile simplifies the complexity of mobile app advertising, enabling companies to rapidly acquire new customers, increase user engagement and maximize revenue.  The company’s proprietary mobile advertising management platform streamlines the process of buying ads across multiple channels, with an integrated solution suite that delivers sophisticated reports for quickly analyzing results, optimizing performance and increasing ROI.  Grow Mobile is headquartered in San Francisco with offices in New York and is venture-backed by Signia Venture Partners and Bessemer Venture Partners.  For more information, visit www.growmobile.com. Follow us on Twitter @growmobile

About Perion Network Ltd.

Perion powers innovation. Perion is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences, based on its own experience as an app developer. Our leading software monetization platform, Perion Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our app promotion platform, Perion Lightspeed, enables developers to make wise decisions on where to spend advertising budgets to produce the highest yield and the most visibility. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of the transaction; risks entailed in integration, including employee retention and customer acceptance; the risk that the transaction will divert management and other resources from the ongoing operations of the two businesses or otherwise disrupt the conduct of those businesses, potential litigation associated with the transaction, and general risks associated with the business of Perion, including changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2013. Perion does not assume any obligation to update these forward-looking statements.

Contact Information
Deborah Margalit
Perion Investor Relations
+972-3-7696100

investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/msegal@ms-ir.com

Source: Perion Network Ltd.